Mail Stop 4561

June 8, 2006

Mr. Gregory J. Dukat
President and Chief Executive Officer
Indus International, Inc.
3301 Windy Ridge Parkway
Atlanta, GA 30339

> **Re: Indus International, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2005**
> **Filed June 13, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 9, 2006**
> **Form 8-K Filed May 5, 2006**
> **File No. 005-51511**

Dear Mr. Dukat:

We have reviewed your response to our letter dated May 26, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Nature of Business and Significant Accounting Policies

Revenue Recognition, page 51

1.   We note your response to our previous comment no. 1 with regards to VSOE of
        fair value for implementation services. We understand that the Company
        performs an analysis of implementation services sold under separate
        arrangements, broken down by region and product area, to determine whether the
        separate sales fall within a reasonable range of prices in order for the Company to
        conclude that you have reasonably established VSOE. Once you have determined
        that VSOE has been established, then please explain your policy for allocating
        price for implementation services as stated in the multiple element contract to the
        service element. For instance, if the stated price falls outside the established
        range, what do you use for fair value? If prices for implementation services are
        not stated in the contract, then tell us what price you use for the fair value of such
        services (i.e. midpoint of range).

2.   With regards to your response to our previous comment no. 1 as it relates to
        VSOE for PCS, please explain the following:

        ▪ Are PCS renewal rates stated in your contracts?
        ▪ If renewal rates are stated in the contract, do the customers actually renew
          PCS at those rates or are they renegotiated?
        ▪ Explain what you mean by the "standard prices" that you use to compare to
          the prices charged. Do the "standard prices" vary by region and product area?
          What is the "normal percentage of license fee" [you] charge other customers?
        ▪ We note your statement that "We perform a test each quarter to ensure that
          80% of the price increases made during the last 12 months fall within +/1 15%
          of the rate we would have charged if only the consumer price index was
          charged". Please explain what you mean by this statement and tell us how
          this factors into how the Company establishes VSOE of fair value on PCS.
          Please provide an example of how you apply this method.

* * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

Gregory J. Dukat
Indus International, Inc.
June 8, 2006
Page 3

You may contact April Coleman at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief